REGISTRATION NO. 333-152042

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3
TO
FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

USA TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania
(State or other jurisdiction of incorporation or organization)

7359
(Primary Standard Industrial Classification Code Number)

23-2679963
(I.R.S. Employer Identification Number)

100 Deerfield Lane, Suite 140
Malvern, Pennsylvania 19355
(610) 989-0340
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

George R. Jensen, Jr.
Chief Executive Officer
USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, Pennsylvania 19355
(610) 989-0340
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Douglas M. Lurio, Esquire
Lurio & Associates, P. C.
One Commerce Square
2005 Market Street, Suite 3320
Philadelphia, PA 19103-7015
(215) 665-9300

(Approximate date of proposed sale to the public)
From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission ("SEC") is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

USA TECHNOLOGIES, INC.

2,569,622 shares of Common Stock

THE OFFERING

The resale by our selling shareholder of up to 2,569,622 shares of common stock on The NASDAQ Global Market at the prevailing market price or in negotiated transactions. We are registering these shares as required by the terms of the registration rights agreements between the selling shareholder and us. Such registration does not mean that the selling shareholder will actually offer or sell any of these shares. We will receive no proceeds from the sale of the shares by the selling shareholder. We will receive proceeds from the sale of shares issuable by us upon the exercise of warrants by the selling shareholder. Of the shares covered by this prospectus, 903,955 are shares underlying warrants issuable as of the date of this prospectus. These warrants may be exercised at $5.90 per share at any time before September 14, 2013.

Our common stock is currently listed on The NASDAQ Global Market under the symbol “USAT.” On July 14, 2010, the last reported sale price of our common stock was $0.65 per share.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. Please refer to Risk Factors beginning on Page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 15, 2010.

PROSPECTUS SUMMARY

Our Company

USA Technologies, Inc. was incorporated in the Commonwealth of Pennsylvania in January 1992.  The Company offers a suite of networked devices and associated wireless non-cash payment, control/access management, remote monitoring and data reporting services.  As a result of the acquisition of the assets of Bayview Technology Group, LLC in July 2003, our Company also manufactures and sells energy management products which reduce the power consumption of various equipment, such as refrigerated vending machines and glass front coolers, thus reducing the energy costs associated with operating this equipment.

As of March 31, 2010 and December 31, 2009, respectively, the Company had approximately 73,000 and 63,000 distributed assets such as vending machines, kiosks, photocopiers, personal computers, and laundry equipment connected to its USALive® network.  During the quarter ended March 31, 2010, the Company processed approximately 9.7 million transactions totaling approximately $17.2 million.

Our Business

We design and market systems and solutions that facilitate electronic payment options for distributed assets such as vending machines, kiosks, personal computers, photocopiers, and laundry equipment.  Historically, these distributed assets have relied on cash for payment in the form of coins or bills, whereas, our systems allow them to accept card-based payments such as through the use of a credit card. Our solutions are able to process credit, debit, and contactless/radio frequency identification (“RFID”) devices. Our proprietary POS solutions were some of the first to enable electronic micro-payments at unattended POS locations.  Our systems also remotely monitor, control and report on the results of distributed assets. Our solutions consist of POS electronic payment devices, proprietary operating systems, certified payment software, and advanced reporting and communication capabilities.

Our company also offers energy conservation products that reduce the electrical power consumption of various types of existing equipment, such as vending machines, glass front coolers and other “always-on” appliances by allowing the equipment to selectively operate in a power saving mode when the full power mode is not necessary.

Our Market

We operate in the electronic payments industry and more specifically unattended POS markets that have traditionally relied on cash transactions. Our customers fall into the following categories:

•	large vending machine owners and/or operators;
•	business center operators, including hotels and audio visual companies;
•	commercial laundry operators servicing colleges, universities, and multi-family housing;
•	brand marketers wishing to provide their products or services via kiosks or vending machines; and
•
equipment manufacturers that desire to incorporate cashless payments, remote monitoring and reporting and control into their products, including consumer electronics, appliances, building control systems, factory equipment and computer peripherals.

Customers for our energy management products also include energy utility companies and operators of glass front coolers.

Corporate Information

Our principal executive offices are located at 100 Deerfield Lane, Suite 140, Malvern, Pennsylvania 19355. Our telephone number is (610) 989-0340.  Our web site is www.usatech.com. Information on our website is not incorporated in this prospectus and is not a part of this prospectus.

ABOUT OUR OFFERING

Our selling shareholder is, as of the date of this prospectus:

•	the holder of 1,949,426 shares, of which 1,665,667 are covered by this prospectus; and

•	the holder of unexercised warrants which, if exercised, would represent 903,955 shares, which are covered by this prospectus.

Based upon the 25,505,472 shares of Common Stock outstanding as of May 19, 2010, and assuming all of the warrants are exercised for 903,955 shares, we would have 26,409,427 shares outstanding.

The shares covered by this prospectus would be offered by our selling shareholder at the market price at the time of resale. Our selling shareholder may also sell its shares to other investors in a transaction not on the open market. There is no requirement that our selling shareholder sell its shares pursuant to this prospectus.

We will not receive any of the proceeds raised by the offering. We would receive proceeds from the exercise of the warrants referred to above.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain certain forward-looking statements regarding, among other things, the anticipated financial and operating results of our company.  For this purpose, forward-looking statements are any statements contained herein and in the documents incorporated by reference herein that are not statements of historical fact and include, but are not limited to, those preceded by or that include the words, “estimate,” “could,” “should,” “would,” “likely,” “may,” “will,”  “plan,” “intend,” “believes,” “expects,” “anticipates,” “projected,” or similar expressions.  Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements.  The forward looking information is based on various factors and was derived using numerous assumptions.  Important factors that could cause our company’s actual results to differ materially from those projected, include, for example:

•	general economic, market or business conditions;

•	our ability to generate sufficient sales to generate operating profits, or to sell products at a profit;

•	the ability of our company to raise funds in the future through sales of securities;

•	whether our company is able to enter into binding agreements with third parties to assist in product or network development;

•	the ability of our company to commercialize its developmental products, or if actually commercialized, to obtain commercial acceptance thereof;

•	the ability of our company to compete with its competitors to obtain market share;

•	the ability of our company to receive reductions from the credit card companies of transaction processing charges in the future as anticipated by our company;

•	the ability of our company to obtain reduced pricing from its manufacturers for its e-Port devices in the future as currently anticipated by our company;

•	whether our company’s customers lease or purchase e-Port devices in the future at levels currently anticipated by our company;

•	whether the company’s customers participate in the Jump Start program in the future at levels currently anticipated by the company;

•	the ability of our company to obtain sufficient funds through operations or otherwise to repay its debt obligations, or to fund development and marketing of its products;

•	the ability of our company to obtain approval of its pending patent applications;

•	the ability of our company to satisfy its trade obligations included in accounts payable and accrued liabilities;

•
the ability of our company to predict or estimate its future quarterly or annual revenues and expenses given the developing and unpredictable market for its products and the lack of established revenues;

•	the ability of our company to retain key customers from whom a significant portion of its revenues is derived;

•	whether our shares would continue to meet the eligibility requirements for continued listing on the NASDAQ Stock Market, LLC;

•	the ability of a key customer to reduce or delay purchasing products from our company; and

•
as a result of the slowdown in the economy and/or the tightening of the capital and credit markets, our customers may modify, delay or cancel plans to purchase our products or services, and suppliers may increase their prices, reduce their output or change their terms of sale.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements.  We caution investors that actual results or business conditions may differ materially from those projected or suggested in forward-looking statements as a result of various factors including, but not limited to, those described above and in the “Risk Factors” section of this prospectus and the documents incorporated herein by reference.  We cannot assure you that we have identified all the factors that create uncertainties.  Moreover, new risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements.  Readers should not place undue reliance on forward-looking statements.

Any forward-looking statement made by us in this prospectus or in the documents incorporated by reference herein speaks only as of the date of such document. Unless required by law, we undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events.

RISK FACTORS

RISKS RELATING TO OUR BUSINESS

We have a history of losses since inception and if we continue to incur losses the price of our shares can be expected to fall.

We have experienced losses since inception. We expect to continue to incur losses for the foreseeable future as we expend substantial resources on sales, marketing, and research and development of our products. From our inception through March 31, 2010, our cumulative losses from operations are approximately $185 million. For our fiscal years ended June 30, 2009, 2008 and 2007, we have incurred net losses of $13,731,818, $16,417,893, $17,782,458, respectively and a net loss of $9,481,694 during the nine months ended March 31, 2010. If we continue to incur losses, the price of our common stock can be expected to fall.

Our existence is dependent on our ability to raise capital that may not be available.

There can be no assurance that our business will prove financially profitable or generate sufficient revenues to cover our expenses. From inception, we have generated funds primarily through the sale of securities. Although we believe that we have adequate existing resources to provide for our funding requirements through at least December 31, 2010, there can be no assurances that we will be able to continue to generate sufficient funds thereafter. We expect to raise funds in the future through sales of our debt or equity securities until such time, if ever, as we are able to operate profitably. Subsequent to December 31, 2010, our inability to obtain additional needed funding can have a material adverse effect on our operations and our ability to achieve profitability. If we fail to generate increased revenues or fail to sell additional securities, you may lose all or a substantial portion of your investment.

Our products may fail to gain widespread market acceptance. As a result, we may not generate sufficient revenues or profit margins to become successful.

There can be no assurances that demand for our products will be sufficient to enable us to generate sufficient revenue or become profitable. Likewise, no assurance can be given that we will be able to install the e-Ports® at enough locations or sell equipment utilizing our network or our energy management products to enough locations to achieve significant revenues or that our operations can be conducted profitably. Alternatively, the locations which would utilize the network may not be successful locations and our revenues would be adversely affected. We may in the future lose locations utilizing our products to competitors, or may not be able to install our products at competitors’ locations. In addition, there can be no assurance that our products could evolve or be improved to meet the future needs of the market place.

We may be required to incur further debt to meet future capital requirements of our business. Should we be required to incur additional debt, the restrictions imposed by the terms of such debt could adversely affect our financial condition and our ability to respond to changes in our business.

If we incur additional debt, we may be subject to the following risks:

•	our vulnerability to adverse economic conditions and competitive pressures may be heightened;
•	our flexibility in planning for, or reacting to, changes in our business and industry may be limited;
•	our debt covenants may affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;
•
a high level of debt may place us at a competitive disadvantage compared to our competitors that are less leveraged and therefore, may be able to take advantage of opportunities that our indebtedness would prevent us from pursuing;

•	the covenants contained in the agreements governing our outstanding indebtedness may limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments;
•	a significant portion of our cash flows could be used to service our indebtedness;
•	we may be sensitive to fluctuations in interest rates if any of our debt obligations are subject to variable interest rates; and
•	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired.

We cannot assure you that our leverage and such restrictions will not materially and adversely affect our ability to finance our future operations or capital needs or to engage in other business activities. In addition, we cannot assure you that additional financing will be available when required or, if available, will be on terms satisfactory to us.

Current conditions in the global financial markets and the distressed economy may materially adversely affect our business, results of operations and ability to raise capital.

Our business and results of operations may be materially affected by conditions in the financial markets and the economy generally. The stress being experienced by global financial markets that began in late 2007 continued and substantially increased during 2008 and into 2009. The volatility and disruption in the financial markets have reached unprecedented levels. The availability and cost of credit has been materially affected. These factors, combined with volatile oil prices, depressed home prices and increasing foreclosures, falling equity market values, declining business and consumer confidence and the risks of increased inflation and unemployment, have precipitated an economic slowdown and severe recession. These events and the continuing market upheavals may have an adverse effect on us, our suppliers and our customers. The demand for our products could be adversely affected in an economic downturn and our revenues may decline under such circumstances.

Furthermore, the fixed-income markets are experiencing a period of both extreme volatility and limited market liquidity, which has affected a broad range of asset classes and sectors. Equity markets have also been experiencing heightened volatility. We rely on the credit and equity markets for funding our business by issuing debt and equity securities. We may find it difficult, or we may not be able, to access the credit or equity markets, or we may experience higher funding costs as a result of the current adverse market conditions. Continued instability in these markets may limit our ability to access the capital we require to fund and grow our business.

The loss of one or more of our key customers could significantly reduce our revenues and profits.

We have derived, and believe we may continue to derive, a significant portion of our revenues from a limited number of large customers. Approximately 32% and 68% of our company’s accounts and finance receivables at June 30, 2009 and 2008, respectively, were concentrated with one and two customers, respectively and 61% as of March 31, 2010 was concentrated with two customers. Approximately 11%, 61% and 40% of our company’s revenues for the years ended June 30, 2009, 2008 and 2007, respectively, were concentrated with one, two (34% with one customer and 27% with another customer), and one customer(s), respectively. Approximately 26% and 13% of our company’s revenues for the nine months ended March 31, 2010 and 2009, respectively, were concentrated with two (14% with one customer and 12% with another customer) and one customer(s). Our company’s customers are principally located in the United States. Our customers may buy less of our products or services depending on their own technological developments, end-user demand for our products and internal budget cycles. A major customer in one year may not purchase any of our products or services in another year, which may negatively affect our financial performance. If any of our large customers significantly reduce or delay purchases from us or if we are required to sell products to them at reduced prices or unfavorable terms, our results of operations and revenue could be materially adversely affected.

We depend on our key personnel and if they would leave us, our business could be adversely affected.

We are dependent on key management personnel, particularly the Chairman and Chief Executive Officer, George R. Jensen, Jr. The loss of services of Mr. Jensen or other executive officers would dramatically affect our business prospects. Certain of our employees are particularly valuable to us because:

•	they have specialized knowledge about our company and operations;
•	they have specialized skills that are important to our operations; or
•	they would be particularly difficult to replace.

We have entered into an employment agreement with Mr. Jensen that expires on September 30, 2012. We have also entered into employment agreements with other executive officers, each of which contain confidentiality and non-compete agreements. We have obtained a key man life insurance policy in the amount of $1,000,000 on Mr. Jensen and a key man life insurance policy in the amount of $1,000,000 on our President, Stephen P. Herbert. We do not have and do not intend to obtain key man life insurance coverage on any of our other executive officers. As a result, we are exposed to the costs associated with the death of these key employees.

We also may be unable to retain other existing senior management, sales personnel and development and engineering personnel critical to our ability to execute our business plan, which could result in harm to key customer relationships, loss of key information, expertise or know-how and unanticipated recruitment and training costs.

Our dependence on proprietary technology and limited ability to protect our intellectual property may adversely affect our ability to compete.

Challenge to our ownership of our intellectual property could materially damage our business prospects. Our technology may infringe upon the proprietary rights of others. Our ability to execute our business plan is dependent, in part, on our ability to obtain patent protection for our proprietary products, maintain trade secret protection and operate without infringing the proprietary rights of others.

Through March 31, 2010, we have 16 pending patent applications, and intend to file applications for additional patents covering our future products, although there can be no assurance that we will do so. In addition, there can be no assurance that we will maintain or prosecute these applications. The United States Government and other countries have granted us 75 patents as of March 31, 2010. There can be no assurance that:

•	any of the remaining patent applications will be granted to us;
•	we will develop additional products that are patentable or do not infringe the patents of others;
•	any patents issued to us will provide us with any competitive advantages or adequate protection for our products;
•	any patents issued to us will not be challenged, invalidated or circumvented by others; or
•	any of our products would not infringe the patents of others.

If any of the products are found to have infringed any patent, there can be no assurance that we will be able to obtain licenses to continue to manufacture and license such product or that we will not have to pay damages as a result of such infringement. Even if a patent application is granted for any of our products, there can be no assurance that the patented technology will be a commercial success or result in any profits to us.

If we are unable to adequately protect our proprietary technology, third parties may be able to compete more effectively against us, which could result in the loss of customers and our business being adversely affected. Patent and proprietary rights litigation entails substantial legal and other costs, and diverts company resources as well as the attention of our management. There can be no assurance we will have the necessary financial resources to appropriately defend or prosecute our rights in connection with any such litigation.

Competition from others with greater resources could prevent our company from increasing revenue and achieving profitability.

Competition from other companies that are well established and have substantially greater resources may reduce our profitability or reduce our business opportunities. Many of our competitors have established reputations for success in the development, sale and service of high quality products. We face competition from the following groups:

•
companies offering automated, credit card activated control systems in connection with facsimile machines, personal computers, debit card purchase/revalue stations, and use of the Internet and e-mail which directly compete with our products;

•
companies which have developed unattended, credit card activated control systems currently used in connection with public telephones, prepaid telephone cards, gasoline dispensing machines, or vending machines and are capable of developing control systems in direct competition with our company;

•
businesses which provide access to the Internet and personal computers to hotel guests. Although these services are not credit card activated, such services would compete with our company’s Business Express®; and

•	one direct competitor, Elstat Electronics Ltd., in the energy management industry.

In addition, it is also possible that a company not currently engaged in any of the businesses described above could develop services and products that compete with our services and products. Competition may result in lower profit margins on our products or may reduce potential profits or result in a loss of some or all of our customer base. To the extent that our competitors are able to offer more attractive technology, our ability to compete could be adversely affected.

The termination of any of our relationships with third parties upon whom we rely for supplies and services that are critical to our products could adversely affect our business and delay achievement of our business plan.

We depend on arrangements with third parties for a variety of component parts used in our products. We have contracted with various suppliers to assist us to develop and manufacture our e-Port® products and with various suppliers to manufacture our Energy Miser® products. For other components, we do not have supply contracts with any of our third-party suppliers and we purchase components as needed from time to time. We have contracted with DBSi to host our network in a secure, 24/7 environment to ensure the reliability of our network services. We also have contracted with multiple land-based telecommunications providers to ensure the reliability of our land-based network. If these business relationships are terminated, the implementation of our business plan may be delayed until an alternative supplier or service provider can be retained. If we are unable to find another source or one that is comparable, the content and quality of our products could suffer and our business, operating results and financial condition could be harmed.

A disruption in the manufacturing capabilities of our third-party manufacturers, suppliers or distributors would negatively impact our ability to meet customer requirements.

We depend upon third-party manufacturers, suppliers and distributors to deliver components free from defects, competitive in functionality and cost, and in compliance with our specifications and delivery schedules. Since we generally do not maintain large inventories of our products or components, any termination of, or significant disruption in, our manufacturing capability or our relationship with our third-party manufacturers or suppliers may prevent us from filling customer orders in a timely manner.

We have occasionally experienced, and may in the future experience, delays in delivery of products and delivery of products of inferior quality from third-party manufacturers. Although alternate manufacturers and suppliers are generally available to produce our products and product components, the number of manufacturers or suppliers of some of our products and components is limited, and a qualified replacement manufacturer or supplier could take several months. In addition, our use of third-party manufacturers reduces our direct control over product quality, manufacturing timing, yields and costs. Disruption of the manufacture or supply of our products and components, or a third-party manufacturer’s or supplier’s failure to remain competitive in functionality, quality or price, could delay or interrupt our ability to manufacture or deliver our products to customers on a timely basis, which would have a material adverse effect on our business and financial performance.

Our reliance on our wireless telecommunication service provider exposes us to a number of risks over which we have no control, including risks with respect to increased prices and termination of essential services.

The operation of our wirelessly networked devices depends upon the capacity, reliability and security of services provided to us by our wireless telecommunication services provider, AT&T Mobility. We have no control over the operation, quality or maintenance of these services or whether the vendor will improve its services or continue to provide services that are essential to our business. In addition, our wireless telecommunication services provider may increase its prices at which it provides services, which would increase our costs. If our wireless telecommunication services provider were to cease to provide essential services or to significantly increase its prices, we could be required to find alternative vendors for these services. With a limited number of vendors, we could experience significant delays in obtaining new or replacement services, which could lead to slowdowns or failures of our network. In addition, we may have to replace our existing e-Port® devices that are already installed in the marketplace. This could significantly harm our reputation and could cause us to lose customers and revenues.

Our products may contain defects that may be difficult or even impossible to correct, which could result in lost sales, additional costs and customer erosion.

We offer technically complex products which, when first introduced or released in new versions, may contain software or hardware defects that are difficult to detect and correct. The existence of defects and delays in correcting them could result in negative consequences, including the following:

•	delays in shipping products;
•	cancellation of orders;
•	additional warranty expense;
•	delays in the collection of receivables;
•	product returns;
•	the loss of market acceptance of our products;
•	diversion of research and development resources from new product development; and
•	inventory write-downs.

Even though we test all of our products, defects may continue to be identified after products are shipped. In past periods, we have experienced various issues in connection with product launches, including the need to rework certain products and stabilize product designs. Correcting defects can be a time-consuming and difficult task. Software errors may take several months to correct, and hardware errors may take even longer.

We may accumulate excess or obsolete inventory that could result in unanticipated price reductions and write downs and adversely affect our financial results.

Managing the proper inventory levels for components and finished products is challenging. In formulating our product offerings, we have focused our efforts on providing our customers products with greater capability and functionality, which requires us to develop and incorporate the most current technologies in our products. This approach tends to increase the risk of obsolescence for products and components we hold in inventory and may compound the difficulties posed by other factors that affect our inventory levels, including the following:

•	the need to maintain significant inventory of components that are in limited supply;
•	buying components in bulk for the best pricing;
•	responding to the unpredictable demand for products;
•	responding to customer requests for short lead-time delivery schedules;
•	failure of customers to take delivery of ordered products; and
•	product returns.

If we accumulate excess or obsolete inventory, price reductions and inventory write-downs may result, which could adversely affect our results of operation and financial condition.

We may not be able to adapt to changing technology and our customers’ technology needs.

We face rapidly changing technology and frequent new service offerings by competitors that can render existing services obsolete or unmarketable. Our future depends, in part, on our ability to enhance existing services and to develop, introduce and market, on a timely and cost effective basis, new services that keep pace with technological developments and customer requirements. Developing new products and technologies is a complex, uncertain process requiring innovation and accurate anticipation of technological and market trends. When changes to the product line are announced, we will be challenged to manage possible shortened life cycles for existing products, continue to sell existing products and prevent customers from returning existing products. Our inability to respond effectively to any of these challenges may have a material adverse effect on our business and financial success.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports. Beginning in our fiscal year ending June 30, 2010, our independent registered public accounting firm must also attest to and report on management’s assessment of the effectiveness of our company’s internal controls over financial reporting as well as the operating effectiveness of the company’s internal controls. There can be no positive assurance that we will receive a positive attestation from our independent auditors.

In the event we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements, and our ability to obtain equity or debt financing could suffer.

Security is vital to our customers and therefore breaches in the security of transactions involving our products or services could adversely affect our reputation and results of operations.

Protection against fraud is of key importance to purchasers and end-users of our products. We incorporate security features, such as encryption software and secure hardware, into our products to protect against fraud in electronic payment transactions and to ensure the privacy and integrity of consumer data. Our products may be vulnerable to breaches in security due to defects in the security mechanisms, the operating system and applications or the hardware platform. Security vulnerabilities could jeopardize the security of information transmitted or stored using our products. In general, liability associated with security breaches of a certified electronic payment system belongs to the institution that acquires the financial transaction.  In addition, we have not experienced any material security breaches affecting our business. However, if the security of the information in our products is compromised, our reputation and marketplace acceptance of our products will be adversely affected, which would adversely affect our results of operations, and subject us to potential liability. If our security applications are breached and sensitive data is lost or stolen, we could incur significant costs to not only assess and repair any damage to our systems, but also to reimburse customers for losses that occur from the fraudulent use of the data. We may also be subject to fines and penalties from the credit card associations in the event of the loss of confidential card information. Adverse publicity raising concerns about the safety or privacy of electronic transactions, or widely reported breaches of our or another provider’s security, have the potential to undermine consumer confidence in the technology and could have a materially adverse effect on our business.

Our products and services may be vulnerable to security breach.

Credit card issuers have promulgated credit card security guidelines as part of their ongoing efforts to battle identity theft and credit card fraud. We continue to work with credit card issuers to assure that our products and services comply with these rules. There can be no assurances, however, that our products and services are invulnerable to unauthorized access or hacking. When there is unauthorized access to credit card data that results in financial loss, there is the potential that parties could seek damages from us.

If we fail to adhere to the standards of the Visa and MasterCard credit card associations, our registrations with these associations could be terminated and we could be required to stop providing payment processing services for Visa and MasterCard.

A large portion of all of the transactions we process involve Visa or MasterCard. If we fail to comply with the applicable requirements of the Visa and MasterCard credit card associations, Visa or MasterCard could suspend or terminate our registration with them. The termination of our registration with them or any changes in the Visa or MasterCard rules that would impair our registration with them could require us to stop providing payment processing services.

We rely on other card payment processors and service providers; if they fail or no longer agree to provide their services, our merchant relationships could be adversely affected and we could lose business.

We rely on agreements with other large payment processing organizations, primarily Elavon, Inc., to enable us to provide card authorization, data capture, settlement and merchant accounting services and access to various reporting tools for the merchants we serve. Many of these organizations and service providers are our competitors and therefore we run the risk of having our agreements with them terminated. The termination by our service providers of their arrangements with us or their failure to perform their services efficiently and effectively may adversely affect our relationships with the merchants whose accounts we serve and may cause those merchants to terminate their processing agreements with us.

We are subject to laws and regulations that affect the products, services and markets in which we operate. Failure by us to comply with these laws or regulations would have an adverse effect on our business, financial condition, or results of operations.

We are, among other things, subject to banking regulations and credit card association regulations. Failure to comply with these regulations may result in the suspension or revocation of our business, the limitation, suspension or termination of service, and/or the imposition of fines that could have an adverse effect on our financial condition. Additionally, changes to legal rules and regulations, or interpretation or enforcement thereof, could have a negative financial effect on us or our product offerings. The payment processing industry may become subject to regulation as a result of recent data security breaches that have exposed consumer data to potential fraud. To the extent this occurs, we could be subject to additional technical, contractual or other requirements as a condition of our continuing to conduct our payment processing business. These requirements could cause us to incur additional costs, which could be significant, or to lose revenues to the extent we do not comply with these requirements.

RISKS RELATED TO OUR COMMON STOCK

We do not expect to pay cash dividends in the foreseeable future and therefore investors should not anticipate cash dividends on their investment.

The holders of our common stock and series A convertible preferred stock are entitled to receive dividends when, and if, declared by our board of directors. Our board of directors does not intend to pay cash dividends in the foreseeable future, but instead intends to retain any and all earnings to finance the growth of the business. To date, we have not paid any cash dividends on our common stock or our series A convertible preferred stock and there can be no assurance that cash dividends will ever be paid on our common stock.

In addition, our articles of incorporation prohibit the declaration of any dividends on our common stock unless and until all unpaid and accumulated dividends on the series A convertible preferred stock have been declared and paid. As of the date of this prospectus, such accumulated unpaid dividends amounted to $9,634,843. The unpaid and cumulative dividends on the series A convertible preferred stock are convertible into shares of our common stock at the rate of $1,000 per share at the option of the shareholder. During the years ended June 30, 2009 and 2008 no series A convertible preferred stock or cumulative preferred dividends was converted into shares of common stock.

We may issue additional shares of our common stock, which could depress the market price of our common stock and dilute your ownership.

As of March 31, 2010, we had issued and outstanding options to purchase 160,000 shares of our common stock and warrants to purchase 10,608,087 shares of our common stock. None of the shares underlying of these options, and 8,189,747 of the shares underlying these warrants have been registered and may be freely sold. Market sales of large amounts of our common stock, or the potential for those sales even if they do not actually occur, may have the effect of depressing the market price of our common stock. In addition, if our future financing needs require us to issue additional shares of common stock or securities convertible into common stock, the supply of common stock available for resale could be increased which could stimulate trading activity and cause the market price of our common stock to drop, even if our business is doing well. Furthermore, the issuance of any additional shares of our common stock, including those pursuant to the Offered Warrants  subject to this offering, or securities convertible into our common stock could be substantially dilutive to holders of our common stock if they do not invest in future offerings.

Our stock price may be volatile.

The trading price of our common stock is expected to be subject to significant fluctuations in response to various factors including, but not limited to, the following:

•	quarterly variations in operating results and achievement of key business metrics;
•	changes in earnings estimates by securities analysts, if any;
•	any differences between reported results and securities analysts’ published or unpublished expectations;
•	announcements of new contracts or service offerings by us or our competitors;
•	market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors;
•	demand for our services and products;
•	shares being sold pursuant to Rule 144 or upon exercise of warrants;
•	our ability to obtain working capital financing; and
•	general economic or stock market conditions unrelated to our operating performance.

The securities  market  in recent years has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations as well as general economic conditions may also materially and adversely affect the market price of our common stock.

The substantial market overhang of our shares will tend to depress the market price of our shares.

The substantial number of our shares currently eligible for sale in the open market will tend to depress the market price of our shares. As of March 31, 2010, these shares consisted of the following:

•	22,728,201 shares of common stock
•	469,615 shares of series A convertible preferred stock
•	10,228 shares issuable upon conversion of the accrued and unpaid dividends on the series A convertible preferred stock
•	8,189,747 shares underlying common stock warrants
•	36,247 shares issuable under our 2008 Stock Incentive Plan.

Director and officer liability is limited.

As permitted by Pennsylvania law, our by-laws limit the liability of our directors for monetary damages for breach of a director’s fiduciary duty except for liability in certain instances. As a result of our by-law provisions and Pennsylvania law, shareholders may have limited rights to recover against directors for breach of fiduciary duty. In addition, our by-laws and indemnification agreements entered into by our company with each of the officers and directors provide that we shall indemnify our directors and officers to the fullest extent permitted by law.

Our publicly-filed reports are reviewed by the SEC from time to time and any significant changes required as a result of any such review may result in material liability to us, and have a material adverse impact on the trading price of our common stock.

The reports of publicly-traded companies are subject to review by the SEC from time to time for the purpose of assisting companies in complying with applicable disclosure requirements and to enhance the overall effectiveness of companies’ public filings, and comprehensive reviews of such reports are now required at least every three years under the Sarbanes-Oxley Act of 2002. SEC reviews may be initiated at any time. While we believe that our previously filed SEC reports comply, and we intend that all future reports will comply in all material respects with the published SEC rules and regulations, we could be required to modify or reformulate information contained in prior filings as a result of an SEC review. Any modification or reformulation of information contained in such reports could be significant and result in material liability to us and have a material adverse impact on the trading price of our common stock.

Our common stock may be delisted from the NASDAQ Stock Market, which could negatively impact the price of our common stock and our ability to access the capital markets.

Our common stock is currently listed on the NASDAQ Global Market. A condition of continued listing on the NASDAQ Stock Market, LLC (“NASDAQ”) is that the closing bid price of our common stock must be a least $1.00. On June 14, 2010, we  received a letter from The NASDAQ Stock Market Listing Qualifications Department that we no longer meet the requirement that listed securities maintain a minimum bid price of $1.00 per share set forth in NASDAQ Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”). We received the notification of deficiency pursuant to NASDAQ Listing Rule 5810(c)(3)(A) because, for 30 consecutive business days, our common stock did not maintain a minimum closing bid price per share of at least $1.00.

The notification of non-compliance has no immediate effect on the listing or trading of our securities on The NASDAQ Global Market.

Under NASDAQ Listing Rule 5810(c)(3)(A), we may regain compliance with the Minimum Bid Price Requirement if during the 180 calendar days following the date of the notification, or by December 13, 2010, the closing bid price of our common stock is at least $1.00 for a minimum of 10 consecutive business days (subject to extension by the NASDAQ Listing Qualifications Department).

If we do not achieve compliance with the Minimum Bid Price Requirement by December 13, 2010, NASDAQ will provide written notification to us that our securities are subject to delisting. We may, at that time, appeal NASDAQ’s determination to a NASDAQ Hearing Panel. Alternatively, if at that time we are in compliance with all initial listing standards for The NASDAQ Capital Market other than the Minimum Bid Price Requirement, we could apply to transfer the listing of our securities to The NASDAQ Capital Market. If our application to transfer is approved, we would have an additional 180 days to regain compliance with the Minimum Bid Price Requirement in order to remain on The NASDAQ Capital Market.

The delisting of our common stock from NASDAQ would significantly negatively affect the ability of investors to trade our securities and would significantly negatively affect the value and liquidity of our common stock. In addition, the delisting of our common stock could materially adversely affect our ability to raise capital on terms acceptable to us or at all. Delisting from NASDAQ could also have other negative results, including the potential loss of confidence by suppliers and employees, the loss of institutional investor interest and fewer business development opportunities.

USE OF PROCEEDS

We will not receive any of the proceeds from the sales of our Common Stock by the selling shareholder. The selling shareholder entitled to receive the net proceeds from any sales of our common stock is listed on page 20 of this prospectus. We will, however, receive proceeds from the exercise of any warrants by the selling shareholder.

As of the date of this prospectus, we would receive $5,333,334.50 of proceeds from the exercise of the warrants for 903,955 shares at the stated exercise price of $5.90 per share. As of the date of this prospectus, the exercise price of these warrants is not in the money.

As discussed in the “Other Events” section of this prospectus, the warrants may not be exercised by the selling shareholder to the extent such exercise would cause the selling shareholder to beneficially own more than 9.99% of our then issued and outstanding shares. Based upon the issued and outstanding shares of 25,505,472 as of May 19, 2010, and as our selling shareholder was the owner of 1,949,426 shares as of such date, the selling shareholder could have exercised the warrants for up to 665,004 shares as of such date.

SELECTED FINANCIAL DATA

The following selected financial data for the five years ended June 30, 2009 are derived from the audited consolidated financial statements of USA Technologies, Inc. The financial data for the nine months ended March 31, 2010 and 2009 are derived from unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which USA Technologies, Inc. considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended March 31, 2010 are not necessarily indicative of the results that may be expected for the entire year ending June 30, 2010. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information incorporated herein by reference.

	Year ended June 30

	2009	2008	2007	2006	2005
OPERATIONS DATA

Revenues	$12,020,123	$16,103,546	$9,158,012	$6,414,803	$4,677,989

Net loss	(13,731,818)	(16,417,893)	(17,782,458)	(14,847,076)	(15,499,190)

Cumulative preferred dividends	(772,997)	(780,588)	(781,451)	(783,289)	(784,113)
Loss applicable to common shares	$(14,504,815)	$(17,198,481)	$(18,563,909)	$(15,630,365)	$(16,283,303)

Loss per common share (basic and diluted)	$(0.95)	$(1.21)	$(2.13)	$(3.15)	$(4.18)

Cash dividends per common share	$—	$—	$—	$—	$—

BALANCE SHEET DATA
Total assets	$25,980,378	$40,055,651	$34,491,497	$23,419,466	$23,391,765
Convertible Senior Notes and other long-term debt	$820,059	$967,518	$1,029,745	$7,780,853	$9,337,300
Shareholders’ equity	$19,972,272	$32,576,549	$28,084,206	$11,177,064	$9,309,185

	Nine months ended
	March 31
	2010	2009
OPERATIONS DATA

Revenues	$11,292,000	$8,374,040

Net loss	(9,481,694)	(10,813,481)

Cumulative preferred dividends	(735,139)	(772,997)
Loss applicable to common shares	$(10,216,833)	$(11,586,478)

Loss per common share (basic and diluted)	$(0.47)	$(0.76)

Cash dividends per common share	$—	$—

BALANCE SHEET DATA
Total assets	$29,225,210	$28,888,576
Long-term debt	$624,614	$963,940
Shareholders' equity	$23,145,207	$22,691,624

QUARTERLY FINANCIAL DATA

Unaudited quarterly results of operations for the years ended June 30, 2009 and 2008 and the nine months ended March 31, 2010 follow and should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated herein by reference and the Company's quarterly reports on Form 10-Q for the fiscal years 2009 and 2008 and the nine months ended March 31, 2010.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
YEAR ENDED JUNE 30, 2009
Revenues	$3,394,879	$2,670,229	$2,308,932	$3,646,083	$12,020,123
Gross profit	$903,409	$665,129	$591,184	$689,795	$2,849,517
Net loss	$(3,853,895)	$(3,429,033)	$(3,530,553)	$(2,918,337)	$(13,731,818)
Cumulative preferred dividends	$(390,294)	$-	$(382,703)	$-	$(772,997)
Loss applicable to common shares	$(4,244,189)	$(3,429,033)	$(3,913,256)	$(2,918,337)	$(14,504,815)
Loss per common share (basic and diluted)	$(0.28)	$(0.23)	$(0.26)	$(0.19)	$(0.95)

YEAR ENDED JUNE 30, 2008
Revenues	$3,355,656	$3,459,403	$4,263,512	$5,024,975	$16,103,546
Gross profit	$519,176	$1,042,910	$895,722	$961,046	$3,418,854
Net loss	$(5,262,989)	$(3,639,666)	$(3,760,546)	$(3,754,692)	$(16,417,893)
Cumulative preferred dividends	$(390,294)	$-	$(390,294)	$-	$(780,588)
Loss applicable to common shares	$(5,653,283)	$(3,639,666)	$(4,150,840)	$(3,754,692)	$(17,198,481)
Loss per common share (basic and diluted)	$(0.47)	$(0.25)	$(0.28)	$(0.25)	$(1.21)

NINE MONTHS ENDED MARCH 31, 2010
Revenues	$11,292,000
Gross profit	$3,335,112
Net loss	$(9,481,694)
Cumulative preferred dividends	$(735,139)
Loss applicable to common shares	$(10,216,833)
Loss per common share (basic and diluted)	$(0.47)

OTHER EVENTS

On March 14, 2007, the Company entered into a Securities Purchase Agreement with S.A.C. Capital Associates, LLC, the selling shareholder under this prospectus. Pursuant thereto, the Company sold to the selling shareholder 1,666,667 shares of the Company’s Common Stock at a price of $6.00 per share for an aggregate purchase price of $10,000,002. The Company also issued warrants to the selling shareholder to purchase up to 833,333 shares of Common Stock at an exercise price of $6.40 per share. As described below, on October 1, 2008, and pursuant to the terms of the warrant, the number of shares underlying the warrant was automatically increased to 903,955 and the exercise price of the warrant was automatically decreased to $5.90 per share. There were no commissions or placement agent fees paid by the Company in connection with this offering. The warrants are exercisable at any time prior to September 14, 2013. As of the date of this prospectus, the selling shareholder has not exercised any of the warrants. The selling shareholder has informed us that as of the date of this prospectus it holds 1,665,667 of the shares purchased from us on March 14, 2007.

The warrant provides that if we would issue securities in the future at a purchase price that is less than the exercise price of the warrant, then the exercise price of the warrant would be reduced to such lower purchase price, provided, however, that such exercise price can never be lower than $5.90 which was the closing bid price of our shares on the day prior to the sale of our securities to the selling shareholder. The warrant also provides that in the event we issue securities at a purchase price less than the exercise price of the warrant, the number of shares issuable under the warrant shall be increased by that number of shares determined by multiplying the exercise price in effect immediately prior to such adjustment by the number of shares issuable under the warrant immediately prior to such adjustment and dividing the product thereof by the new exercise price of the warrant (which can never be less than $5.90). Under this formula, the maximum number shares that would be issuable under the warrant would be 903,955. The warrant provides that no adjustment shall be made in connection with any securities issued pursuant to any employee benefit plan for employees, officers, consultants, or directors, or to any shares issued upon the exercise or conversion of any convertible securities outstanding as of the date of the warrant.

On October 1, 2008, we issued to First Data Merchant Corporation performance-based warrants to purchase up to 1,500,000 shares exercisable at $5.25 per share for 500,000 shares, and at $6.00 per share for 1,000,000 shares. Pursuant to the terms of the selling shareholder’s warrant, and effective October 1, 2008, the number of shares issuable under the warrant was increased to 903,955 shares and the exercise price was decreased to $5.90 per share.

Pursuant to the March 14, 2007 registration rights agreement between us and the selling shareholder, we agreed to register for resale in this prospectus that number of shares equal to the 1,666,667 shares purchased by the selling shareholder and the maximum of 903,955 shares issuable under the warrant issued to the selling shareholder, or an aggregate of 2,570,622 shares. The selling shareholder has informed us that as of the date of this prospectus it holds 1,665,667 of the shares purchased from us on March 14, 2007.  Therefore, an aggregate of 2,569,622 shares are covered by this prospectus. The Company has agreed to keep the registration statement effective at all times until the earlier of (i) the date as of which the selling shareholder may sell all of the securities covered by such registration statement without restriction pursuant to Rule 144(k) (or any successor thereto) promulgated under the 1933 Act, or (ii) the date on which the selling shareholder shall have sold all of the securities covered by such registration statement.

Under the terms of the warrants, the selling shareholder may not exercise the warrants, to the extent such exercise would cause the selling shareholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 9.99% of our then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the warrants which have not been exercised. Based upon the issued and outstanding shares of 25,505,472 as of May 19, 2010, and as our selling shareholder was the owner of 1,949,426 shares as of such date, the selling shareholder could have exercised the warrants for up to 665,004 shares as of such date.

For a period of five years, the selling shareholder has been granted the pre-emptive right to purchase that number of securities being offered for sale by the Company in order to maintain selling shareholder’s pro-rata ownership of the Common Stock of the Company following the issuance of any such securities by the Company.

The selling shareholder is an accredited investor and the offer and sale of the shares and the warrants was exempt from registration under Rule 506 promulgated under Section 4(2) of the Act.

On October 17, 2007, the Company sold an aggregate of 2,142,871 shares of Common Stock for $7.00 per share for $15,000,097 to 37 investors pursuant to a Securities Purchase Agreement entered into with each of the investors. Pursuant to this offering, S.A.C. Capital Associates, LLC, the selling shareholder, purchased 283,759 shares for $1,986,313. The offer and sale of the shares was exempt from registration under Rule 506 promulgated under Section 4(2) of the Act. All of these investors, including the selling shareholder, are accredited investors. Pursuant to the October 17, 2007 Registration Rights Agreement entered into between the Company and the selling shareholder, we agreed to register the shares purchased by the selling shareholder for resale under the Act through October 17, 2009. The 283,759 shares purchased by the selling shareholder are not covered by this prospectus.

In connection with the above October 17, 2007 private placement offering, William Blair & Company, LLC, acted as exclusive placement agent. As compensation for its services, Blair received cash compensation of $945,000 and warrants to purchase up to 17,532 shares at $7.70 per share at any time through October 17, 2012. Blair also received an expense reimbursement from us of $7,418.44.

SELLING SHAREHOLDER

The shares of common stock being offered by the selling shareholder are those previously issued to the selling shareholder under the March 14, 2007 Securities Purchase Agreement and those issuable to the selling shareholder upon exercise of the warrants issued to the selling shareholder under the March 14, 2007 Securities Purchase Agreement. The shares previously issued to the selling shareholder under the October 17, 2007 Securities Purchase Agreement are not covered by this prospectus. For additional information regarding the issuances of common stock and the warrants, see "Other Events" above.  We are registering the shares of common stock in order to permit the selling shareholder to offer the shares for resale from time to time.  Except for the ownership of the shares of common stock and the warrants issued pursuant to the above-mentioned Securities Purchase Agreements, the selling shareholder has not had any material relationship with us within the past three years.

The table below lists the selling shareholder and other information regarding the beneficial ownership of the shares of common stock by the selling shareholder. The second column lists the number of shares of common stock beneficially owned by the selling shareholder, based on its ownership of the shares of common stock and the warrants, as of the date of this prospectus assuming exercise of the warrants held by the selling shareholder on that date, without regard to any limitations on exercise.

The third column lists the shares of common stock being offered by this prospectus by the selling shareholder.

The fourth column assumes the sale of all of the shares offered by the selling shareholder pursuant to this prospectus.

Under the terms of the warrants, the selling stockholder may not exercise the warrants, to the extent such exercise would cause the selling shareholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 9.99% of our then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation.

The selling shareholder may sell all, some or none of their shares in this offering.  See "Plan of Distribution."

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus		Number of Shares of Common Stock Owned After Offering
S.A.C. Capital Associates, LLC (1)	2,853,381	(2)	2,569,622	(3)	283,759

(1) Pursuant to an investment management agreement, S.A.C. Capital Advisors, L.P., a Delaware limited partnership, maintains investment and voting power with respect to the securities held by S.A.C. Capital Associates, LLC. S.A.C. Capital Advisors, Inc., a Delaware corporation, is the general partner of S.A.C. Capital Advisors, L.P. Steven A. Cohen controls S.A.C. Capital Advisors, Inc. S.A.C. Capital Advisors, L.P., SAC Capital Advisors, Inc., and Mr. Cohen directly own no securities. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of SAC Capital Advisors, L.P., S.A.C. Capital Advisors, Inc., and Mr. Cohen may be deemed to beneficially own the securities beneficially owned by S.A.C. Capital Associates, LLC. Each of S.A.C. Capital Advisors, L.P., S.A.C. Capital Advisors, Inc., and Mr. Cohen disclaims beneficial ownership of these securities.

(2) Represents 1,949,426 shares of Common Stock and 903,955 shares of Common Stock issuable upon exercise of the warrants.

(3) Represents 1,665,667 shares of Common Stock and 903,955 shares of Common Stock issuable upon exercise of the warrants.

MARKET FOR COMMON STOCK

Our common stock has traded on the NASDAQ Global Market under the symbol USAT since August 1, 2007.  Prior thereto, and since March 17, 2007, our common stock traded on the NASDAQ Capital Market.

The high and low sales prices on the NASDAQ Capital Market and the NASDAQ Global Market for the common stock were as follows:

Year ended June 30, 2010	High	Low
First Quarter (through September 30, 2009)	$3.01	$1.35
Second Quarter (through December 31, 2009)	$1.82	$1.50
Third Quarter (through March 31, 2010)	$1.77	$1.04
Fourth Quarter (through June 30, 2010)	$1.29	$0.48

Year ended June 30, 2009	High	Low
First Quarter (through September 30, 2008)	$6.00	$2.92
Second Quarter (through December 31, 2008)	$4.20	$0.90
Third Quarter (through March 31, 2009)	$3.54	$1.44
Fourth Quarter (through June 30, 2009)	$3.17	$1.56

Year ended June 30, 2008	High	Low
First Quarter (through September 30, 2007)	$11.30	$7.36
Second Quarter (through December 31, 2007)	$8.84	$4.53
Third Quarter (through March 31, 2008)	$5.99	$2.90
Fourth Quarter (through June 30, 2008)	$6.49	$4.30

As of April 16, 2010, there were approximately 631 holders of record of our common stock and approximately 403 holders of record of our series A convertible preferred stock.

DIVIDEND POLICY

The holders of our common stock are entitled to receive such dividends as our board of directors may from time to time declare out of funds legally available for payment of dividends. We have never declared or paid dividends on our common stock.  No dividend may be paid on the common stock until all accumulated and unpaid dividends on series A convertible preferred stock have been paid.  As of the date of this prospectus, such accumulated unpaid dividends amounted to $9,634,843.

We currently intend to retain future earnings, if any, for use in our business, and, therefore, we do not anticipate declaring or paying any dividends in the foreseeable future.  Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

PLAN OF DISTRIBUTION

We are registering the shares of common stock previously issued and the shares of common stock issuable upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the common stock and warrants from time to time after the date of this prospectus.  We will not receive any of the proceeds from the sale by the selling shareholder of the shares of common stock.  We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling shareholder may sell all or a portion of the shares of common stock beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholder will be responsible for underwriting discounts or commissions or agent's commissions.  The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected in transactions:

•	which may involve crosses or block transactions;

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling shareholder effects such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling shareholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume.  The selling shareholder may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales.  The selling shareholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling shareholder may pledge or grant a security interest in some or all of the warrants or shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholder under this prospectus.  The selling shareholder also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholder and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.  At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling shareholder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholder and any other participating person.  Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock.  All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $61,500 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the selling shareholder will pay all underwriting discounts and selling commissions, if any.  We will indemnify the selling shareholder against liabilities, including some liabilities under the Securities Act of 1933, in accordance with the registration rights agreements, or the selling shareholder will be entitled to contribution.  We may be indemnified by the selling shareholder against civil liabilities, including liabilities under the Securities Act of 1933, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF SECURITIES

General

We are authorized to issue up to 640,000,000 shares of common stock, no par value, and 1,800,000 shares of undesignated preferred stock.  As of the date hereof, 900,000 preferred shares have been designated as series A convertible preferred stock, no par value.  As of May 19, 2010, there were 25,505,472 shares of common stock issued and outstanding and 471,710 shares of series A convertible preferred stock issued and outstanding which are convertible into 4,717 shares of common stock.  From the inception of the Company through March 31, 2010, a total of 591,758 shares of preferred stock have been converted into 2,187 shares of common stock and $2,439,920 of accrued and unpaid dividends thereon have been converted into 1,219 shares of common stock.

Common Stock

The holder of each share of common stock:

•	is entitled to one vote on all matters submitted to a vote of the shareholders of USA, including the election of directors. There is no cumulative voting for directors;

•	does not have any preemptive rights to subscribe for or purchase shares, obligations, warrants, or other securities of USA; and

•	is entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for payment of dividends.

No dividend may be paid on the common stock until all accumulated and unpaid dividends on the series A convertible preferred stock have been paid.  Upon any liquidation, dissolution or winding up of USA, holders of shares of common stock are entitled to receive pro rata all of the assets of USA available for distribution, subject to the liquidation preference of the series A convertible preferred stock of $10 per share and any unpaid and accumulated dividends on the series A convertible preferred stock.

Common Stock Purchase Warrants

As of May 19, 2010, there were 13,526,748 common stock warrants outstanding, of which 9,273,294 were exercisable at the following exercise prices and have the following expiration dates: 609,376 were exercisable at $6.40 per share and expire on December 31, 2011; 7,577,224 were exercisable at $2.20 per share and expire on December 31, 2011; 17,532 were exercisable at $7.70 per share and expire on October 17, 2012; 165,207 were exercisable at $1.13 per share and expire on May 12, 2013; and 903,955 were exercisable at $5.90 per share and expire on September 14, 2013. The warrants that are not exercisable are as follows: 500,000 warrants exercisable at $5.25 and 1,000,000 warrants exercisable at $6.00 which expire on October 1, 2010 and October 1, 2011, respectively, but are not currently exercisable as the performance hurdles have not been achieved; and 2,753,454 warrants which become exercisable on January 1, 2011 and expire on December 31, 2013, and are exercisable at $1.13 per share. On July 7, 2010, we issued additional warrants to purchase up to 261,953 shares at an exercise price of $1.13 per share which become exercisable on January 1, 2011 and expire on December 31, 2013.

LIMITATION OF LIABILITY; INDEMNIFICATION

As permitted by the Pennsylvania Business Corporation Law of 1988 (“BCL”), our By-laws provide that Directors will not be personally liable, as such, for monetary damages for any action taken unless the Director has breached or failed to perform the duties of a Director under the BCL and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.  This limitation of personal liability does not apply to any responsibility or liability pursuant to any criminal statute, or any liability for the payment of taxes pursuant to Federal, State or local law.  The By-laws also include provisions for indemnification of our Directors and officers to the fullest extent permitted by the BCL.  In addition, the Company has entered into separate indemnification agreements with its Directors and executive officers which require the Company to indemnify each of such executive officers and directors to the fullest extent permitted by the law of the Commonwealth of Pennsylvania against certain liabilities which may arise by reason of their status as directors and officers.  The indemnification agreements also provide that the Company must advance all expenses incurred by the indemnified person in connection with any proceeding, provided the indemnified person undertakes to repay the advanced amounts if it is determined ultimately that the indemnified person is not entitled to be indemnified.  Insofar as indemnification for liabilities arising under the Act may be permitted to Directors, officers and controlling persons of USA pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for our stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

LEGAL MATTERS

The validity of the common stock has been passed upon for us by Lurio & Associates, P.C., Philadelphia, Pennsylvania 19103.

EXPERTS

The consolidated financial statements and schedule of USA Technologies, Inc. at and for each of the years ended June 30, 2009 and June 30, 2008 appearing in the Company’s annual report on Form 10-K for 2009 have been incorporated by reference herein in reliance upon the report of McGladrey & Pullen, LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and schedule of USA Technologies, Inc. for the year ended June 30, 2007 appearing in the Company’s annual report on Form 10-K for 2009 have been incorporated by reference herein in reliance upon the report of Goldstein Golub Kessler LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC.  Anyone may inspect a copy of the registration statement or any other reports we file, without charge at the public reference facility maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, DC 20549.  Copies of all or any part of the registration statement may be obtained from that facility upon payment of the prescribed fees.  The public may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330.  The Securities and Exchange Commission maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Securities and Exchange Commission.

You can find additional information concerning us on our website http://www.usatech.com.  Information contained on, or linked from, our website is not and should not be considered a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus. This filing incorporates by reference the following documents, which we have previously filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended June 30, 2009, filed on September 25, 2009;
•	our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009, filed on November 9, 2009;
•	our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2009, filed on February 11, 2010;
•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010, filed on May 3, 2010;
•	our Amended Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2009, filed on February 22, 2010;
•
our Current Reports on Form 8-K filed on July 14, 2009, July 20, 2009, August 3, 2009, August 7, 2009, October 20, 2009, December 9, 2009, December 14, 2009, December 18, 2009, December 21, 2009, January 7, 2010, February 5, 2010, May 5, 2010, May 7, 2010, May 13, 2010, May 18, 2010, May 20, 2010, June 10, 2010, June 15, 2010,  June 17, 2010, June 18, 2010, and July 7, 2010 (other than information contained in such Current Reports on Form 8-K that is furnished, but not filed); and

•	our Definitive Proxy Statement on Schedule 14A, filed on May 21, 2010.

Any statement contained in a document that is incorporated by reference in this prospectus will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits unless such exhibits are specifically incorporated by reference in such documents). Requests for such documents should be made to us at the following address or telephone number:

USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, PA 19355
(610) 989-0340
Attention: David M. DeMedio, Chief Financial Officer
ddemedio@usatech.com

You may also access these documents through our website at http://www.usatech.com.  The information and other content contained on, or linked from, our website are not and should not be considered a part of this prospectus.

PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the common stock, other than underwriting discounts and commissions.

Securities and Exchange Commission Registration Fee	$510.71
Printing and Engraving Expenses	$7,989.29
Accounting Fees and Expenses	$25,500.00
Legal Fees and Expenses	$27,500.00
Total	$61,500.00

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

Section 1746 of the Pennsylvania Business Corporation Law of 1988, as amended ("BCL"), authorizes a Pennsylvania corporation to indemnify its officers, directors, employees and agents under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their holding or having held such positions with the corporation and to purchase and maintain insurance of such indemnification. Our By-laws substantively provide that we will indemnify our officers, directors, employees and agents to the fullest extent provided by Section 1746 of the BCL.

Section 1713 of the BCL permits a Pennsylvania corporation, by so providing in its By-laws, to eliminate the personal liability of a director for monetary damages for any action taken unless the director has breached or failed to perform the duties of his office and the breach or failure constitutes self-dealing, willful misconduct or recklessness. In addition, no such limitation of liability is available with respect to the responsibility or liability of a director pursuant to any criminal statute or for the payment of taxes pursuant to Federal, state or local law. Our By-laws eliminate the personal liability of the directors to the fullest extent permitted by Section 1713 of the BCL.

In addition, the Company has entered into separate indemnification agreements with its Directors and officers which require the Company to indemnify each of such officers and directors to the fullest extent permitted by the law of the Commonwealth of Pennsylvania against certain liabilities which may arise by reason of their status as directors and officers. The indemnification agreements also provide that the Company must advance all expenses incurred by the indemnified person in connection with any proceeding, provided the indemnified person undertakes to repay the advanced amounts if it is determined ultimately that the indemnified person is not entitled to be indemnified.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

During the three years immediately preceding the date of the filing of this registration statement, the following securities were issued by USA without registration under the Securities Act of 1933, as amended ("Act"):

On September 21, 2007, the Company granted to Bruce Shirey in connection with the commencement of his employment with the Company as Vice President- ePort Connect® Services, 6,000 shares of common stock which vest as follows:  2,000 on March 1, 2008; 2,000 on September 1, 2008; and 2,000 on September 1, 2009.  The offer and sale of the shares of common stock was exempt from registration under Section 4(2) of the Act.

On September 21, 2007, the Company granted to Len Crosson in connection with the commencement of his employment with the Company as Vice President- Global Sales & Business Development, 6,000 shares of common stock which vest as follows:  2,000 on April 1, 2008; 2,000 on August 1, 2008; and 2,000 on August 1, 2009.  The offer and sale of the shares of common stock was exempt from registration under Section 4(2) of the Act.

On October 17, 2007, the Company sold 2,142,871 shares of common stock for $7.00 per share for an aggregate of $15,000,097 to 37 investors pursuant to a Securities Purchase Agreement entered into with the investors.  The offer and sale of the shares was exempt from registration under Rule 506 promulgated under Section 4(2) of the Act.  All of these investors are accredited investors.  We have agreed to register the shares for resale under the Act through October 17, 2009.

In connection with the above private placement offering, William Blair & Company, L.L.C., acted as exclusive placement agent.  As compensation for its services, Blair received cash compensation of $945,000.00 and warrants to purchase up to 17,532 shares at $7.70 per share at any time through October 17, 2012.  As of the date of this prospectus, none of the warrants have been exercised.  Blair also received an expense reimbursement from us of $7,418.44.  We have agreed to register the shares underlying the warrants for resale under the Act through October 17, 2009.  The offer and sale of the warrants was exempt from registration under Section 4(2) of the Act.  The investor is an accredited investor.  The offer and sale thereof did not involve any general advertising or solicitation and the securities contained appropriate restrictive legends under the Act.

On September 3, 2008, the Company issued the following number of shares of common stock to its executive officers under the Plan on account of the 2008 fiscal year:  George R. Jensen, Jr. – 134,820 shares; Stephen P. Herbert – 40,553 shares; and David M. DeMedio – 16,356 shares.  The issuance of the shares of common stock was exempt from registration under Section 4(2) of the Act.

On September 22, 2008, the Company entered into amendments to the employment agreements with Mr. Jensen, Mr. Herbert and Mr. DeMedio.  As part of the amendments, Mr. Jensen was granted 110,000 shares of common stock under the 2008 Stock Incentive Plan valued at $4.44 per share which vested or will vest as follows:  36,000 on September 15, 2008; 37,000 on January 15, 2009; and 37,000 on June 30, 2009; Mr. Herbert was also granted 85,000 shares of common stock under the 2008 Stock Incentive Plan valued at $4.44 per share which vested or will vest as follows:  28,000 on September 15, 2008; 28,000 on January 15, 2009; and 29,000 on June 30, 2009; and Mr. DeMedio was granted 25,000 shares of common stock under the 2008 Stock Incentive Plan valued at $4.44 per share which vested or will vest as follows:  8,000 on September 15, 2008; 8,000 on January 15, 2009; and 9,000 on June 30, 2009.  The shares were issued by the Company pursuant to the exemption from registration set forth in Section 4(2) of the 1933 Act.

On October 1, 2008, the Company and First Data Merchant Services Corporation, a wholly-owned subsidiary of First Data Corporation (“First Data”), entered into a three year Joint Marketing Agreement.  At the time of entering into the Joint Marketing Agreement, the Company issued First Data performance-based warrants to purchase up to 1,500,000 shares of common stock.  First Data would have the right to purchase 500,000 of such shares within two years of issuance at $5.25 per share (the “A Warrants”), and 1,000,000 of such shares within three years of issuance at $6.00 per share (the “B Warrants”).  The A Warrants are only exercisable by First Data if a minimum of 20,000 e-Ports® are sold to a customer pursuant to the Joint Marketing Agreement prior to the expiration of the A Warrants.  The B Warrants are only exercisable by First Data if the A Warrants become exercisable and if a minimum of 15,000 additional e-Ports® are sold to a customer pursuant to the Joint Marketing Agreement following the date on which the A Warrants become exercisable and prior to the expiration of the B Warrants.  The warrants were issued by the Company pursuant to the exemption from registration set forth in Section 4(2) of the 1933 Act.

On August 7, 2009, we sold an aggregate of 7,285,792 shares and related warrants to purchase up to 7,285,792 shares pursuant to a subscription rights offering which was registered under the Act. In connection with the registered subscription rights offering, each of William Blair & Company, L.L.C., and Maxim Group, LLC acted as dealer managers.  As compensation for their services, each of Blair and Maxim received warrants to purchase up to 145,716 shares (an aggregate of 291,432 shares) at $2.20 per share at any time from August 7, 2009 through August 6, 2012. In connection with the shares underlying the warrants, we granted to the dealer managers standard piggyback registration rights and one demand registration right during the three year period following issuance of the warrants. The offer and sale of the warrants was exempt from registration under Section 4(2) of the Act.  The investors are accredited investors. The offer and sale thereof did not involve any general advertising or solicitation and the securities contained appropriate restrictive legends under the Act.

On May 12, 2010, we sold an aggregate of 2,753,454 shares and related warrants to purchase up to 2,753,454 shares pursuant to an offering which was registered under the Act. In connection with the offering, Source Capital Group, Inc. acted as placement agent. As compensation for its services, Source received warrants to purchase up to 165,207 shares at $1.13 per share, exercisable at any time through May 12, 2013. The warrants contain provisions for one demand registration of the sale of the underlying shares of common stock for a period of five years at our expense, and piggyback registration rights for a period of five years at our expense, and one demand registration right at the placement agent’s expense for a period of five years. The offer and sale of the warrants was exempt from registration under Section 4(2) of the Act.  The investors are accredited investors. The offer and sale thereof did not involve any general advertising or solicitation and the securities contained appropriate restrictive legends under the Act.

On July 7, 2010, we sold an aggregate of 261,953 shares and related warrants to purchase up to 261,953 shares pursuant to a subscription rights offering which was registered under the Act and concluded on July 6, 2010. In connection with the offering, Source Capital Group, Inc. acted as dealer manager. As compensation for its services, Source received warrants to purchase up to 15,717 shares at $1.13 per share at any time through July 7, 2013. The warrants contain provisions for one demand registration of the sale of the underlying shares of common stock for a period of five years at our expense, and piggyback registration rights for a period of five years at our expense, and one demand registration right at the dealer manager’s expense for a period of five years. The offer and sale of the warrants was exempt from registration under Section 4(2) of the Act.  The investors are accredited investors. The offer and sale thereof did not involve any general advertising or solicitation and the securities contained appropriate restrictive legends under the Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBITS

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation of USA filed January 26, 2004 (Incorporated by reference to Exhibit 3.1.19 to Form 10-QSB filed on February 12, 2004).
3.1.1	First Amendment to Amended and Restated Articles of Incorporation of USA filed on March 17, 2005 (Incorporated by reference to Exhibit 3.1.1 to Form S-1 Registration Statement No. 333-124078).
3.1.2	Second Amendment to Amended and Restated Articles of Incorporation of USA filed on December 13, 2005 (Incorporated by reference to Exhibit 3.1.2 to Form S-1 Registration Statement No. 333-130992).
3.1.3	Third Amendment to Amended and Restated Articles of Incorporation of USA filed on July 25, 2007 (Incorporated by reference to Exhibit 3.1.3 to Form 10-K filed on September 23, 2008).
3.1.4	Fourth Amendment to Amended and Restated Articles of Incorporation of USA filed on March 6, 2008 (Incorporated by reference to Exhibit 3.1.4 to Form 10-K filed on September 23, 2008).
3.2	Amended and Restated By-Laws of USA (Incorporated by reference to Exhibit 3(ii) to Form10-Q/A filed on February 22, 2010).
4.1	Securities Purchase Agreement between the Company and S.A.C. Capital Associates, LLC dated March 14, 2007 (Incorporated by reference to Exhibit 4.1 to Form 8-K filed on March 15, 2007).
4.2	Form of Warrant No. SAC-001 issued to S.A.C. Capital Associates, LLC (Incorporated by reference to Exhibit 4.2 to Form 8-K filed on March 15, 2007).
4.3	Registration Rights Agreement between the Company and S.A.C. Capital Associates, LLC dated March 14, 2007 (Incorporated by reference to Exhibit 4.3 to Form 8-K filed on March 15, 2007).
4.4	Form of Securities Purchase Agreement dated October 17, 2007 between the Company and each of the Buyers (Incorporated by reference to Exhibit 4.1 of Form 8-K filed October 17, 2007).
4.5	Form of Registration Rights Agreement dated October 17, 2007 between the Company and each of the Buyers (Incorporated by reference to Exhibit 4.2 of Form 8-K filed October 17, 2007).
4.6	Common Stock Purchase Warrant issued to William Blair & Company, LLC, LLC, dated October 17, 2007 (Incorporated by reference to Exhibit 4.34 of Form S-1 filed November 16, 2007).
5.1	Legal opinion of Lurio & Associates, P.C.
10.1
Amended And Restated Employment and Non-competition Agreement between USA and George R. Jensen, Jr. dated September 24, 2009 (Incorporated by reference to Exhibit 10.30 to Form 10-K filed on September 25, 2009).

10.2
Amended And Restated Employment and Non-Competition Agreement between USA and Stephen P. Herbert dated September 24, 2009 (Incorporated by reference to Exhibit 10.31 to Form 10-K filed on September 25, 2009).

10.3
Agreement of Lease between Pennswood Spring Mill Associates, as landlord, and the Company, as tenant, dated September 2002, and the Rider thereto (Incorporated by reference to Exhibit 10.21 to Form 10-KSB filed on September 28, 2004).

10.4
Agreement of Lease between Deerfield Corporate Center 1 Associates LP, as landlord, and the Company, as tenant, dated March 2003 (Incorporated by reference to Exhibit 10.22 to Form 10-KSB filed on September 28, 2004).

10.5
Amendment to Office Space Lease dated as of April 1, 2005 by and between the Company and Deerfield Corporate Center Associates, LP.  (Incorporated by reference to Exhibit 10.19.1 to Form S-1 Registration Statement No. 333-124078)

10.6	Employment and Non-Competition Agreement between USA and David M. DeMedio dated April 12, 2005 (Incorporated by reference to Exhibit 10.22 to Form S-1 Registration Statement No. 333-124078).
10.7	First Amendment to Employment and Non-Competition Agreement between USA and David M. DeMedio dated May 11, 2006 (Incorporated by reference to Exhibit 10.3 to Form 10-Q filed on May 15, 2006).
10.8	Option Certificate (No. 200) dated April 12, 2005 in favor of David M. DeMedio (Incorporated by reference to Exhibit 10.23 to Form S-1 Registration Statement No. 333-124078).
10.9	Agreement dated December 28, 2004 between USA Technologies and PepsiCo, Inc. (Incorporated by reference to Exhibit 10.01 of Form 8-K filed July 27, 2005).
10.10	Option Certificate (No. 201) dated May 11, 2006 in favor of George R. Jensen, Jr. (Incorporated by reference to Exhibit 10.21 to Form 10-K filed on September 28, 2006).
10.11	Option Certificate (No. 202) dated May 11, 2006 in favor of Stephen P. Herbert. (Incorporated by reference to Exhibit 10.21 to Form 10-K filed on September 28, 2006).
10.12	Option Certificate (No. 203) dated May 11, 2006 in favor of David M. DeMedio. (Incorporated by reference to Exhibit 10.21 to Form 10-K filed on September 28, 2006).
10.13	Option Certificate (No. 204) dated April 21, 2006 in favor of William W. Sellers. (Incorporated by reference to Exhibit 10.21 to Form 10-K filed on September 28, 2006).
10.14	Option Certificate (No. 205) dated April 21, 2006 in favor of William L. Van Alen, Jr. (Incorporated by reference to Exhibit 10.21 to Form 10-K filed on September 28, 2006).
10.15	Option Certificate (No. 206) dated April 21, 2006 in favor of Steven Katz. (Incorporated by reference to Exhibit 10.21 to Form 10-K filed on September 28, 2006).
10.16	Option Certificate (No. 207) dated April 21, 2006 in favor of Douglas M. Lurio. (Incorporated by reference to Exhibit 10.21 to Form 10-K filed on September 28, 2006).
10.17	Option Certificate (No. 208) dated April 21, 2006 in favor of Albert Passner. (Incorporated by reference to Exhibit 10.21 to Form 10-K filed on September 28, 2006).
10.18	Option Certificate (No. 209) dated July 20, 2006 in favor of Stephen W. McHugh. (Incorporated by reference to Exhibit 10.21 to Form 10-K filed on September 28, 2006).
10.19	USA Technologies, Inc. 2006-A Stock Compensation Plan (Incorporated by reference to Exhibit 10.1 to Form S-8 filed June 19, 2006).
10.20
Amendment to Agreement of Lease between BMR-Spring Mill Drive, L.P., as landlord, and the Company, as tenant, dated January 15, 2007 (Incorporated by reference to Exhibit 10.1 to Form 10-Q filed on February 13, 2007).

10.21
Second Amendment to Employment and Non-Competition Agreement dated March 13, 2007, between the Company and David M. DeMedio (Incorporated by reference to Exhibit 10.34 to Form S-1 filed April 12, 2007).

10.22	Form of Indemnification Agreement between the Company and each of its officers and Directors (Incorporated by reference to Exhibit 10.1 to Form 10-Q filed May 14, 2007).
10.23	Supply and Licensing Agreement dated as of February 19, 2007 between Coca-Cola Enterprises, Inc. and the Company. (Incorporated by reference to Exhibit 10.36 to Form S-1 filed on June 6, 2007).
10.24
First Amendment to MasterCard PayPass Participation Agreement dated August 17, 2007 between the Company, MasterCard International Incorporated and Coca Cola Enterprises Inc. And Its Bottling Subsidiaries.  (Incorporated by reference to Exhibit 10.26 to Form 10-K filed September 27, 2007).

10.25
Third Amendment to Employment and Non-Competition Agreement between the Company and David M. DeMedio dated September 22, 2008 (Incorporated by reference to Exhibit 10.29 to Form 10-K filed on September 23, 2008).

10.26	Letter from the Company to David M. DeMedio dated September 24, 2009 (Incorporated by reference to Exhibit 10.32 to Form 10-K filed on September 25, 2009).
10.27
Settlement Agreement dated February 4, 2010 by and among USA Technologies, Inc., Shareholder Advocates For Value Enhancement, Bradley M. Tirpak, Craig W. Thomas, and certain other parties (Incorporated by reference to Exhibit 10.1 to Form 8-K filed on February 5, 2010).

10.28	USA Technologies, Inc. 2008 Stock Incentive Plan (Incorporated by reference to Exhibit 10.1 to Form S-8 filed on September 24, 2008).
21	List of significant subsidiaries of the Company (Incorporated by reference to Exhibit 21 to Form S-1 filed on March 16, 2010).
23.1*	Consent of McGladrey & Pullen, LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Goldstein Golub Kessler LLP, Independent Registered Public Accounting Firm.

 *    Filed herewith

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for purposes of determining liability of the undersigned registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)      Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)     Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Post Effective Amendment No.3 to Form S-1 and has duly caused this Post Effective Amendment No.3 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Malvern, Pennsylvania, on July 15, 2010.

USA TECHNOLOGIES, INC.

By:	/s/ George R. Jensen, Jr.
George R. Jensen, Jr., Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post Effective Amendment No. 3 to Registration Statement on Form S-1 has been duly signed below by the following persons in the capacities and dates indicated.

SIGNATURES	TITLE	DATE

/s/ George R. Jensen, Jr.	Chairman of the Board of Directors and
George R. Jensen, Jr.	Chief Executive Officer (Principal Executive Officer)	July 15, 2010

/s/ David M. DeMedio	Chief Financial Officer (Principal
David M. DeMedio	Financial and Principal Accounting Officer)	July 15, 2010

/s/ Stephen P. Herbert	Chief Operating Officer, President
Stephen P. Herbert	and Director	July 15, 2010

/s/ Douglas M. Lurio	Director
Douglas M. Lurio		July 15, 2010

Director
Joel Brooks		July 15, 2010

/s/ Steven D. Barnhart	Director
Steven D. Barnhart		July 15, 2010

/s/ Jack E. Price	Director
Jack E. Price		July 15, 2010

/s/ Bradley M. Tirpak	Director
Bradley M. Tirpak		July 15, 2010

/s/ Peter A. Michel	Director
Peter A. Michel		July 15, 2010
_______________________________

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of McGladrey & Pullen, LLC
23.2	Consent of Goldstein Golub Kessler LLP